UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

PRO-PHARMACEUTICALS, INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74267T109

(CUSIP Number)

Rod D. Martin

1099 Forest Lake Terrace

Niceville, FL 32578

 Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 29, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 6 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 14, 2009 (the “Schedule 13D”), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Pro-Pharmaceuticals, Inc. (the “Issuer”).

CUSIP No. 74267T109

1. Names of Reporting Persons. Rod D. Martin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b) x
3. SEC Use Only
4. Source of Funds (See Instructions) PF ; AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting

Person With:	7. Sole Voting Power 1,009,426 shares of Common Stock[1]
8. Shared Voting Power 38,960,831 shares of Common Stock[2],[3]
9. Sole Dispositive Power 1,009,426 shares of Common Stock[1]
10. Shared Dispositive Power 38,960,831 shares of Common Stock[2,3]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 39,970,257
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X3
13. Percent of Class Represented by Amount in Row (11) 44.3%
14. Type of Reporting Person (See Instructions) IN, HC

ITEM 1.  SECURITY AND ISSUER

There have been no changes to Item 1 since the Schedule 13D/A filed on August 6, 2009.

ITEM 2. IDENTITY AND BACKGROUND

There have been no changes to Item 2 since the Schedule 13D/A filed on August 6, 2009.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following paragraphs to the end thereof:

On January 29, 2010, 10X Fund purchased, and Issuer sold, (a) 162,500 shares of Series B-2 Preferred Stock (which are convertible into 650,000 shares of Common Stock), (b) a Class A-1 warrant exercisable to purchase 325,000 shares of Common Stock at an exercise price of $0.50 per share, (c) a Class A-2 warrant exercisable to purchase 325,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) a Class B warrant exercisable to purchase 1,300,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “Seventh Subsequent Closing Securities”).  The purchase price paid by 10X Fund to Issuer for the Seventh Subsequent Closing Securities was $325,000.

On December 31, 2009, 10X Fund received 260,027 shares of Common Stock of the Issuer in payment of dividends on the shares of Series B-1 and B-2 Convertible Preferred Stock owned by 10X Fund.

On February 1, 2010, the Issuer issued the Reporting Person 250,000 options to purchase Common Stock as compensation for serving as chairman of the Issuer’s Compensation Committee and Nominating and Corporate Governance Committee in 2009, and an additional 250,000 options to purchase Common Stock as compensation for agreeing to serve as chairman of the Issuer’s Compensation Committee and Nominating and Corporate Governance Committee in 2010.  All of the options are exercisable at $0.30 per share and expire on February 1, 2015.  The options granted for 2009 are fully vested.  The options granted for 2010 vest in four equal parts quarterly over one year from the date of the option grant.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to delete the second paragraph and add the following as the new second paragraph thereof:

In addition to acquiring the Initial Closing Securities, the First Subsequent Closing Securities, the Second Subsequent Closing Securities, the Third Subsequent Closing Securities, the Fourth Subsequent Closing Securities, the Fifth Subsequent Closing Securities, Sixth Subsequent Closing Securities and the Seventh Subsequent Closing Securities pursuant to the Purchase Agreement, 10X Fund may also purchase, at one or more additional closings, (a) 607,500 shares of Series B-2 Convertible Preferred Stock, par value $0.01 per share, of Issuer (which are convertible into 2,430,000  shares of Common Stock), (b) Class A-1 warrants exercisable to purchase 1,215,000 shares of Common Stock at an exercise price of $0.50 per share, (c) Class A-2 warrants exercisable to purchase 1,215,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) Class B warrants exercisable to purchase 4,860,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “Subsequent Closing Securities”).  Under the Purchase Agreement, the additional closings to consummate the purchase of the Subsequent Closing Securities must occur on or before February 11, 2010.  The Reporting Person may be considered to have beneficial ownership of all or a portion of the Subsequent Closing Securities based upon 10X Fund’s right to acquire the Subsequent Closing Securities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to read in its entirety as follows:

(a) Aggregate number and percentage of beneficially owned Common Stock: 39,970,257; 44.3%45

(b) Aggregate number of beneficially owned shares of Common Stock with:

Sole power to vote or direct the vote:  1,009,426

Shared power to vote or direct the vote: 38,960,8315

Sole power to dispose or direct the disposition: 1,009,426

Shared power to dispose or direct the disposition: 38,960,8315

(c) Transactions effected during the last sixty (60) days or since the most recent filing on Schedule 13D:

On January 29, 2010, 10X Fund purchased, and Issuer sold, (a) 162,500 shares of Series B-2 Preferred Stock (which are convertible into 650,000 shares of Common Stock), (b) a Class A-1 warrant exercisable to purchase 325,000 shares of Common Stock at an exercise price of $0.50 per share, (c) a Class A-2 warrant exercisable to purchase 325,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) a Class B warrant exercisable to purchase 1,300,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “Seventh Subsequent Closing Securities”).  The purchase price paid by 10X Fund to Issuer for the Seventh Subsequent Closing Securities was $325,000.  The Reporting Person is (x) a Managing Member of 10X Capital, which is the general partner of 10X Fund, and (y) an investor in 10X Fund.  As such, the Reporting Person may be deemed to have indirect beneficial ownership of all or a portion of the securities owned by 10X Fund.

On December 31, 2009, 10X Fund received 260,027 shares of Common Stock of the Issuer in payment of dividends on the shares of Series B-1 and B-2 Convertible Preferred Stock owned by 10X Fund.  10X Capital, in its capacity as the general partner of 10X Fund, may be deemed to have indirect beneficial ownership of all or a portion of the securities owned by 10X Fund.

On February 1, 2010, the Issuer issued the Reporting Person 250,000 options to purchase Common Stock as compensation for serving as chairman of the Issuer’s Compensation Committee and Nominating and Corporate Governance Committee in 2009, and an additional 250,000 options to purchase Common Stock as compensation for agreeing to serve as chairman of the Issuer’s Compensation Committee and Nominating and Corporate Governance Committee in 2010.  All of the options are exercisable at $0.30 per share and expire on February 1, 2015.  The options granted for 2009 are fully vested.  The options granted for 2010 vest in four equal parts quarterly over one year from the date of the option grant.

(d) Name of any other person known to have the right to receive or power to direct dividends from, or the proceeds from the sale of the foregoing securities:

James Czirr, who is also a managing member of 10X Capital, the general partner of 10X Fund.

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There have been no changes to Item 6 since the Schedule 13D/A filed on August 25, 2009.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

There have been no changes to Item 7 since the Schedule 13D/A filed on August 25, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2010

_______________________

Date

/s/ Robert J. Mottern

_______________________

Signature

Robert J. Mottern, as attorney in fact for Rod Martin

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes

1 Includes 500,000 shares of the Issuer’s common stock (“Common Stock”) received by the Reporting Person pursuant to Issuer’s 2009 Incentive Compensation Plan that are subject to forfeiture and will not be fully vested until February 13, 2011, 250,000 options to purchase Common Stock for $0.30 per share until February 1, 2015 that are fully vested, and 250,000 options to purchase Common Stock for $0.30 per share until February 1, 2015 that vest in four equal parts quarterly over one year from February 1, 2010.

2 The Reporting Person is (a) a Managing Member of 10X Capital Management, LLC (“10X Capital”), a Florida limited liability company and the General Partner of 10X Fund, L.P. (“10X Fund”), a Delaware limited partnership.  As such, the Reporting Person may be deemed to have indirect beneficial ownership of all or a portion of the securities owned by 10X Fund, L.P.  The beneficial ownership of 10X Fund, L.P. (“10X Fund”), a Delaware limited partnership, includes (a) 3,600,000 shares of the Issuer’s common stock (“Common Stock”) which 10X Fund has the right to acquire upon conversion of 900,000 shares of the Issuer’s Series B-1 Convertible Preferred Stock, (b) 5,970,000 shares of Common Stock which the 10X Fund has the right to acquire upon conversion of 1,492,500 shares of the Issuer’s Series B-2 Convertible Preferred Stock, (c) 4,785,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of eight (8) Class A-1 Warrants of the Issuer, (d) 4,785,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of eight (8) Class A-2 Warrants of the Issuer, (e) 19,140,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of eight (8) Class B Warrants of the Issuer, and (f) 690,831 shares which 10X Fund owns outright, for a total of 38,960,831 shares which 10X Fund owns or has the right to acquire upon conversion or exercise of existing securities of the Issuer owned by 10X Fund.   The beneficial ownership of 10X Fund does not include an additional 9,720,000 shares of Common Stock which 10X Fund could acquire upon conversion or exercise of additional shares of Series B-2 Convertible Preferred Stock, Class A-1 Warrants, Class A-2 Warrants and Class B Warrants which 10X Fund has the right to purchase from Issuer pursuant to a Securities Purchase Agreement dated February 12, 2009, as amended on August 11, 2009 (the “Purchase Agreement”), which 10X Fund disclaims ownership of at this time pursuant to Rule 13d-4.  Specifically, for an additional investment in the Issuer of up to $1,215,000, the 10X Fund has the right to acquire from the Issuer 607,500 additional shares of Series B-2 Convertible Preferred Stock which would be convertible into 2,430,000 shares of Common Stock, Class A-1 Warrants exercisable to purchase an additional 1,215,000 shares of Common Stock at $0.50 per share, Class A-2 Warrants exercisable to purchase an additional 1,215,000 shares of Common Stock at $0.50 per share, and Class B Warrants exercisable to purchase an additional 4,860,000  shares of Common Stock at $0.50 per share.  The additional securities may be purchased from the Issuer at one or more additional closings until February 11, 2010.  All of the securities presently owned by 10X Fund, or which may be acquired in the future under the Purchase Agreement, are convertible or exercisable immediately shares of Common Stock.  10X Fund’s beneficial ownership does not include shares of Common Stock which the Issuer has the right to issue to 10X Fund in payment of cumulative dividends on shares of Series B-1 or Series B-2 Convertible Preferred Stock of the Issuer.

3 This number excludes 9,500 shares of Common Stock owned by the Reporting Person’s spouse and shares of Common Stock which 10X Fund would have the right to acquire upon exercise or conversion of certain warrants and convertible preferred shares which it has the right to acquire.  See Footnote 2.  The Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by his spouse, and beneficial ownership of any shares of which 10X Fund has disclaimed beneficial ownership. In addition to the Reporting Person’s shared power over securities owned by 10X Fund, a nonprofit of which the Reporting Person is a director has invested $50,000 in 10X Fund, and therefore has a beneficial interest in securities owned by 10X Fund to the extent of its investment therein.

4 Based on 51,382,063 shares of Common Stock outstanding on November 6, 2009.

5 Excludes certain shares owned by the Reporting Person’s spouse, and certain shares that may be acquired upon conversion or exercise of shares of the Issuer’s Series B-2 Convertible Preferred Stock and additional warrants to acquire Common Stock that 10X Fund has the right to acquire the pursuant to the Purchase Agreement, which securities may be converted or exercised for an aggregate of up to 9,720,000 shares of Common Stock.  If such securities are acquired by 10X Fund, the Reporting person may be deemed to have indirect beneficial ownership of all or a portion of such securities.  See Footnote 2.